AM 3-23-2005*

SECURIT  SSION

05041204

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DRW Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Riverside Plaza, Suite 2100
(No. and Street)


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C. 185 SECTION

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James B. Lange **312-542-1011**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

191 North Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM 3/28/2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

OATH OR AFFIRMATION

I, **James B. Lange**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DRW Securities, LLC**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.



"OFFICIAL SEAL"
ANNA M. MALMSTROM
Notary Public, State of Illinois
My Commission Expires 01/23/07



Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

DRW Securities, LLC

Statement of Financial Condition Report
December 31, 2004


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C.
185
SECTION

Filed as PUBLIC Information Pursuant to Rule 17a-5(d) Under
The Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
DRW Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of DRW Securities, LLC as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DRW Securities, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 4, 2005

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

DRW Securities, LLC

Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	50,116
Receivable from clearing broker		4,228,251
Securities purchased under agreements to resell		179,480,221
Securities owned, at market		280,996,829
Other assets		741,364
Total assets	$	465,496,781
Liabilities and Member's Equity		
Liabilities		
Payables to clearing brokers, net	$	60,657,407
Securities sold under agreements to repurchase		210,980,044
Securities sold, not yet purchased, at market		182,065,789
Payables to affiliated companies		792,632
Other accrued expenses		12,900
		454,508,772
Member's Equity		10,988,009
Total liabilities and member's equity	$	465,496,781

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: DRW Securities, LLC (the Company) is an Illinois limited liability company and a wholly owned subsidiary of DRW Holdings, LLC (DRWH). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a Chicago Board Options Exchange (CBOE) member firm that engages in proprietary securities trading activities.

The following is a summary of the Company's significant accounting policies:

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions: Proprietary securities transactions are recorded on the trade-date basis as if they had settled. Profit and loss arising from all securities and commodities transactions are recorded on the trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased are recorded at market value, with unrealized gains and losses reflected in proprietary trading revenue.

Resale and repurchase agreements: Transactions involving purchases of securities under agreements to resell or securities under agreements to repurchase, comprised primarily of U.S. Government obligations, are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's member separately accounts for its pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this Statement did not have a significant effect on the accompanying financial statement.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2004, securities owned and securities sold, not yet purchased, are comprised of:

	Securities Owned	Securities Sold Not Yet Purchased
Equity securities	$ 33,196,554	$ 13,855,182
Equity options	8,879,116	10,093,227
U.S. Government obligations	238,921,159	158,117,380
	$ 280,996,829	$ 182,065,789

Note 3. Related Party Transactions

The Company pays all direct expenses associated with its trading activities. The Company has entered into an agreement with DRW Holdings, LLC (DRWH) whereby all other operating expenses are paid by DRWH and charged to the Company based on a series of usage factors.

Note 4. Derivative Financial Instruments

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities and their derivatives as well as interest rate securities and their derivatives. Derivatives include options on equities and indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, the absolute and relative levels of interest rates and market volatility. Also, the time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

Equity derivatives held such as options on common stock or financial futures contracts provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at a contracted price. Options written on common stock or financial futures contracts obligate the Company to deliver or to take delivery of, securities or specified financial futures contracts at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market. To minimize these risks, the Company generally holds or sells short the underlying instrument, which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds equity securities or financial futures contracts, which can be used to settle these obligations.

Note 4. Derivative Financial Instruments (continued)

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC) or the CBOE.

Note 5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004, the Company had net capital of $8,312,035, which was $8,062,025 in excess of its required net capital of $250,000.

Although the Company is not exempt from SEC rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances or securities for any person defined as a customer under rule 17a-5(c)(4).